SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date October 31, 2005________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated October 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: October 31, 2005

Sucanon sales show quarterly growth

Vancouver, BC, October 31, 2005 - Biotech Holdings (the "Company", BIO: TSX.V, BIOHF: OTCBB), announced that sales (in Cdn $ unless otherwise specified) in the Company^s second quarter, ended September 30, 2005, totaled $211,654 ($173,864 US), compared to sales of $123,411 ($99,904 US) in the quarter ended June 30, 2005. The figure reported for the June 30, 2005 period end was comprised of sales of $50,178 in the period December 1, 2004 through March 31, 2005, which sales were moved into the June quarter to meet recognition guidelines, and sales of $73,233 from April 1, 2005 through June 30, 2005. The $211,654 figure for sales in the July-August-September period is 171% of sales of $123,411 in the quarter ended June 30, 2005.

The accounts receivable balance as of September 30, 2005, was $234,630 ($200,360 US) outstanding of total sales to September 30, 2005 of $335,065 ($273,768 US). Total cash received from December 2004 through September 30, 2005 was $100,435 ($73,408 US), including $91,912 ($66,532 US) received in the 3-month period to September 30, 2005.

During the quarter, the Company participated in trade shows both for the public, in Guadalajara and Monterrey (Mexico^s second and third largest cities) and for the pharmaceutical trade in Mexico, specifically tradeshows for pharmacies operated by two of the Company^s distributors, Marzam and Innova. During the quarter, national television distribution of Sucanon advertising continued, along with advertising on the nationally distributed radio show "Todo para la Mujer con Maxine Woodside". Information regarding tradeshow participation has previously been reported in a news release of July 14, 2005, information on television and radio advertising has previously been reported on May 27, 2005 and September 23, 2005 and information on cash receipts has previously been reported in a news release of May 27, 2005 and of August 5, 2005.

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia. Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V). For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 a.m. to 4 p.m. Pacific time, or by email at biotech @direct.ca. For background information and current stock quotations, please visit Biotech^s website at www.biotechltd.com.

On behalf of the board of directors: /s/ Robert B. Rieveley, President and Director.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.